FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English translation of a news release issued in Germany by HSBC Holdings plc's subsidiary.

HSBC TRINKAUS & BURKHARDT KGaA
2003 RESULTS

HSBC Trinkaus & Burkhardt, which is approximately 73.5 per cent indirectly owned by HSBC Holdings plc, reported a strong 51.1 per cent increase in operating profits, to EUR86.1 million, for the financial year ended 31 December 2003. With these results, the bank has now returned to the levels of profitability of earlier years. Germany's economy is currently characterised by weakness and deep-seated structural growth problems. German banks have yet to embark on fundamental structural reforms. Costs and competition are exerting a stronger than ever pressure for change. HSBC Trinkaus & Burkhardt has not merely accepted the market challenges arising from this situation, but has turned them to advantage and profit.

Profits from client business increased slightly, and continued to provide a solid foundation for the bank. Trading profits rose by almost 200 per cent compared to the previous year and, at EUR44.8 million, exceeded expectations. Net income before tax grew by 68.1 per cent to EUR84.2 million. Net income after tax grew by 78.3 per cent to EUR46.9 million. So that shareholders may participate in the increased profits, it will be recommended to the Annual General Meeting on 8 June 2004 that the dividend be raised to EUR1.75 per share, compared to a dividend of EUR1.00 per share for the financial year 2002.

Net fees and commissions increased by 0.5 per cent to EUR196.4 million compared to the previous year. As in 2002, around 70 per cent of this figure is attributable to securities business. Net interest income rose by 6.5 per cent to EUR75.0 million. Risk provisions of EUR7.7 million were within the expected range, although they were EUR3.6 million higher than the very low levels seen in 2002. The reason for this is that new provisions, which were at similar levels to the previous year, were not offset by releases of provisions to the same extent as in 2002.

Due to prudent and rigorous credit risk management HSBC Trinkaus & Burkhardt was able to keep risk provisions at a comparatively low level - against a background of continuing poor economic conditions in Germany. The bank also continued to apply its strict criteria in the assessment of provisioning requirements. Net interest income after risk provisions rose by EUR1 million to EUR67.3 million.

Total administrative expenses rose by 1.1 per cent to EUR226.9 million. The main reason for this moderate increase, compared to the growth in revenues, was the cost reduction measures already introduced in the previous year. Through sensible rationalisation efforts, the bank achieved significant savings in non-staff administrative expenses; the number of employees declined by 53 to 1,525. However, these savings were more than offset by an increase in profit-related remuneration and by the costs for depreciation of the GEOS securities processing system.

Consolidated assets fell by 1.3 per cent in 2003, to EUR11.0 billion. The total capital base at year-end as defined by the Banking Act was 11.0 per cent of risk-weighted assets. The core capital ratio was 8.2 per cent. The bank continues to be well capitalised.

At 31 December 2003, the total contract amount of outstanding derivatives business was EUR78.3 billion (2002: EUR83.3 billion) with a replacement cost of EUR1.7 billion (2002: EUR2.2 billion). Aggregate market risk from trading activities was EUR6.0 million (2002: EUR15.7 million). Only limited comparison between the two years' figures is possible, as the risk measurement model was enhanced in 2003, enabling it for the first time to take account of correlation activities which mitigated risk.

HSBC Trinkaus & Burkhardt's business developed very positively in 2003. Looking at the results by customer segment, the contribution of the Private Banking division rose by 18.8 per cent to EUR30.4 million. That of Corporate Banking fell by 6.6 per cent to EUR37 million, the year before having been heavily influenced by a number of special transactions. However, Corporate Banking maintained its position once again in 2003 as the most profitable division of the bank. The Institutional Clients division achieved with EUR31.5 million a contribution on a par with the high levels seen in the previous year. The Proprietary Trading division, with a contribution of EUR24.5 million, regained the level of profitability of earlier years.

Private Banking took advantage of the newly improving situation on the securities markets from the second quarter of the year to generate a welcome increase in operating profits. The acquisition of significant new volumes of funds under management and advice advanced successfully, as did the extension of the service and product range. The average performance of all funds entrusted to the bank's management was 9.2 per cent. Conservatively managed portfolios with a lower equities content grew by 6.8 per cent, dynamic portfolios by 16.4 per cent.

Corporate Banking won numerous new clients and significantly extended its business base among larger medium-sized companies and major corporations. HSBC Trinkaus & Burkhardt is, for German corporate clients, the special gateway to the HSBC Group. Client companies benefit from the HSBC Group's network in 79 countries and territories, above all in the debt and equity capital markets and in international business. Clients also gain access to the Group's comprehensive offering of technologically leading services

.

Although last year in Germany, for the first time since 1968, no company undertook an initial public offering on the stock exchange, the capital markets gradually stabilised and slowly revived. The Corporate Finance division worked with clients in successfully carrying out four capital increases in the fourth quarter alone.

In our business with institutional clients, revenues declined. The reason for this was the lower risk-taking capacity of insurance companies and pension funds in particular, which led to a drop in equities transactions. Countering this was a clear increase in revenues in the fixed income and derivatives sales departments, as well as a 10 per cent fall in administrative expenses. The operating profits of the Institutional Clients division therefore remained high, and stable compared to 2002.

The management of institutional funds and of high-performing mutual funds represents the core activity of the subsidiary HSBC Trinkaus Capital Management. In the field of special funds, it achieved above-average growth in value of 12.9 per cent compared to a market norm of just 8.2 per cent. Corporate bond funds were much in demand and, compared to fixed-income funds, demonstrated superior income for manageable levels of risk. INKA Internationale Kapitalanlagegesellschaft specialises in fund administration, with a volume of funds under management of EUR16.3 billion; the company invested in 30 mutual funds and 170 special funds. INKA enjoys an excellent market position. It was ranked second at year-end 2003, in terms of the volume of funds administered, in a survey of Master-KAG investment companies carried out by BVI, the Federal Association of Investment Companies.

Proprietary Trading has regained the profitability of previous years through a combination of market-making, product innovation and the management of proprietary positions. Trading in equities and equities derivatives, in particular, considerably exceeded expectations despite the very volatile markets in the first half of the year. Trading in equities derivatives significantly increased its contribution to profits with numerous new product developments, and as a result of the expansion of its market position in retail business through the HSBC Trinkaus Investment Products initiative (www.hsbc-tip.de).

HSBC Trinkaus & Burkhardt has further built up its business in the debt capital markets. In co-operation with HSBC, the bank took a lead management position in 55 issues with an aggregate value of more than EUR42 billion. The importance of the bank's own issuance of warrants, certificates and fixed-interest instruments with various structures was evident in 2003 from the number of such issues it made, which nearly tripled from 1,571 to 4,645.

The GEOS securities processing system implemented in 2002 enabled HSBC Trinkaus & Burkhardt to extend its service offering to other banks. In June 2003 the securities back office processing of S Broker AG was successfully migrated to GEOS. In the autumn, an outsourcing contract was signed with DAB Bank, which lays claim to being the largest direct broker in Germany by value of client funds held, and which processed around 3.2 million transactions in 2003.

The Managing Partners of HSBC Trinkaus & Burkhardt view 2004 with cautious optimism. The bank's earnings base has been further extended. It seeks to achieve in 2004 a double-digit percentage increase in operating profits according to International Financial Reporting Standards. This goal is considered achievable if stock market recovery allows securities turnover to increase, and if risk provisioning costs do not exceed last year's level. The bank will continue to observe the principle of linking dividend distribution to profits earned.

The Partners also announced their intention to sell to another member of the HSBC Group the bank's indirect 12.65 per cent shareholding in HSBC Guyerzeller Bank AG, Zurich, for a consideration of approximately EUR60 million, yielding an exceptional gain on disposal of approximately EUR18 million. The strategic direction of HSBC Trinkaus & Burkhardt remains unaffected by this sale.

Consolidated figures according to International Financial Reporting Standards

	2003	2002	% ch	ange
1. Balance Sheet (EUR m)
Loans and advances to customers	2,364.7	2,465.7	- 4.	1
Financial assets held for trading	4,992.2	4,352.7	14.7
Customer accounts	5,569.5	5,892.7	- 5.	5
Financial liabilities held for
trading	2,883.3	2,894.4	- 0.	4
Equity capital	753.7	717.9	5.0
Total assets	10,987.7	11,130.7	- 1.	3
2. Profit & Loss Account (EUR m)
Net interest income	75.0	70.4	6.5
Risk provisions	7.7	4.1	87.8
Net fees and commissions	196.4	195.5	0.5
Trading profit	44.8	15.3	--
Total administrative expenses	226.9	224.5	1.1
Operating profit	86.1	57.0	51.1
Net income before tax	84.2	50.1	68.1
Net income after tax	46.9	26.3	78.3
3. Other Key Figures
Pre-tax return on equity (%)	13.5	8.3	--
Cost:income ratio of ordinary
activities (%)	71.2	80.6	--
Assets under management (EUR m)	35,443.9	32,082.6	10.5
Capital ratio per BIS (%)	11.4	11.5	--

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: April 01, 2004